EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

The following table sets forth our ratio of earnings to fixed charges for each of the periods presented (in thousands except for ratios):

	Year Ended December 31,					Nine Months Ended September 28, 2003
	1998	1999	2000	2001	2002
Earnings:
Income (loss) before income taxes	$289	$(2,506)	$2,668	$(17,250)	$(10,505)	$(4,941)
Add back fixed charges:
Interest Expense	97	167	196	123	66	31
Portion of rent expense representative of interest(1)	31	31	89	91	33	34

Adjusted earnings	$417	$(2,308)	$2,953	$(17,036)	$(10,406)	$(4,876)
Total Fixed Charges	$128	$198	$285	$214	$99	$65
Ratio of earnings to fixed charges	3.3		10.4
Deficiency of earnings to fixed charges		$(2,308)		$(17,036)	$(10,406)	$(4,876)

(1)	Represents management’s estimate of interest factor in rental expense.